Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 o: 206.883.2500 f: 206.883.2699

April 30, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris
Mara Ransom
Rufus Decker
Amy Geddes

Re:	Paymentus Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-l
Submitted April 13, 2021
CIK No. 0001841156

Ladies and Gentlemen:

On behalf of our client, Paymentus Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 28, 2021, relating to the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). On behalf of the Company, we are concurrently filing via EDGAR a revised Registration Statement on Form S-1 (the “Publicly Filed Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement), all page references herein correspond to the pages of the Publicly Filed Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 13, 2021

Capitalization, page 59

1.

We read your response to comment 2. Please include the reclassification of your common stock into Class B common stock, the retirement of any common stock held in treasury and any other pro forma adjustments not related to the receipt and use of the offering proceeds in the pro forma column, so that the only adjustments made to arrive at the pro forma as adjusted amounts from the pro forma amounts relate to the receipt and use of the offering proceeds. Similarly revise your pro forma and pro forma as adjusted disclosures elsewhere in the filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 59.

Securities and Exchange Commission

April 30, 2021

Our Partners, page 87

2.

We note your response to comment 5. Please further revise, where appropriate, to disclose the range of fees payable under your revenue sharing arrangements. Provide similar disclosure of your fees-per-transaction, white label fees, and referral fees, if material.

The Company respectfully submits that disclosure of the range of fees payable under its revenue sharing arrangements would not materially enhance investors’ understanding of the Company’s business or operating results. The Company has entered into such arrangements with a relatively small number of partners. Each arrangement is tailored to specific circumstances and the actual terms and fees payable vary widely. In the aggregate, the margin profile of such arrangements is not materially different than other fee models. Further, providing any such disclosure would be competitively harmful to the Company, and in turn, its stockholders. To the extent such arrangements become a more significant revenue contributor, the Company will continue to assess whether additional disclosure would be material to investors. The Company further respectfully submits that its fees-per-transaction, white label fees and referral fees are likewise not material and disclosure thereof would not materially enhance investors’ understanding of the Company.

Biller and Partner Case Studies, page 90

3.

With respect to the biller and partner identities and the accompanying case studies you mention here and elsewhere, please confirm that you have received consents from these parties to the disclosures you include in your registration statement.

The Company respectfully confirms that it has received consents from these billers and partners to disclose their identities and accompanying case studies in the Publicly Filed Registration Statement.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

4.

Both your common stock and Series A preferred stock appear to have shares held in treasury stock. For each share class, please tell us how the number of issued shares equals the number of outstanding shares or make the appropriate revisions.

In response to the Staff’s comment, the Company has revised the Series A preferred stock line and the common stock line of the consolidated balance sheets on page F-3.

* * *

Please direct any questions regarding the Company’s responses or the Publicly Filed Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt
Michael Nordtvedt

cc:	Dushyant Sharma, Paymentus Holdings, Inc.
John Morrow, Paymentus Holdings, Inc.

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Securities and Exchange Commission

April 30, 2021

Matt Parson, Paymentus Holdings, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Victor Nilsson, Wilson Sonsini Goodrich & Rosati, P.C.
Byron B. Rooney, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP